UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 7, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amarin Corporation plc

File No. 5-52399- CF#26128

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Sofinnova Venture Partners VII, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13D/A filed on December 15, 2010 relating to its beneficial ownership of ordinary shares (represented by American Depositary Shares) of Amarin Corporation plc.

Based on representations by Sofinnova Venture Partners VII, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit G   through April 1, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michele Anderson
Chief, Office of Mergers & Acquisitions